CUSIP No. M8737E108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Taro Pharmaceutical Industries Ltd.

(Name of Issuer)

Ordinary Shares, NIS .0001 par value per share

(Title of Class of Securities)

M8737E108

(CUSIP Number)

Maria Gray

Secretary (Acting)

Franklin Resources, Inc.

One Franklin Parkway

San Mateo, CA 94403-1906

(650) 312-3000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. M8737E108

1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Templeton Asset Management Ltd.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

3,210,013 (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

3,210,013 (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,210,013

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%

14. TYPE OF REPORTING PERSON

IA (See Item 5)

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1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Franklin Resources, Inc. (13-2670991)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,210,013

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%

14. TYPE OF REPORTING PERSON

HC (See Item 5)

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1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Charles B. Johnson

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,210,013

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%

14. TYPE OF REPORTING PERSON

HC; IN (See Item 5)

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1. NAMES OF REPORTING PERSONS.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

Rupert H. Johnson, Jr.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [	]

(b) ☒

3. SEC USE ONLY

4. SOURCE OF FUNDS

See Item 3

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) OR 2(e) [	]

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

None (See Item 5)

8. SHARED VOTING POWER

None (See Item 5)

9. SOLE DISPOSITIVE POWER

None (See Item 5)

10. SHARED DISPOSITIVE POWER

None (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,210,013

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES [	]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%

14. TYPE OF REPORTING PERSON

HC; IN (See Item 5)

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CUSIP No. M8737E108

This Amendment No. 11 amends and supplements the Schedule 13D originally filed by the reporting persons with the Securities and Exchange Commission (the “SEC”) on July 19, 2006 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on October 6, 2006 (“Amendment No. 1”), Amendment No. 2 filed on October 10, 2006 (“Amendment No. 2”), Amendment No. 3 filed on October 19, 2006 (“Amendment No. 3”), Amendment No. 4 filed on December 24, 2006 (“Amendment No. 4”), Amendment No. 5 filed on March 2, 2007 (“Amendment No. 5”), Amendment No. 6 filed on April 4, 2007 (“Amendment No. 6”), Amendment No. 7 filed on May 17, 2007 (“Amendment No. 7), Amendment No. 8 filed on June 6, 2007 (“Amendment No. 8), Amendment No. 9 filed on July 12, 2007 ("Amendment No. 9”), and Amendment No. 10 filed on July 20, 2007 (“Amendment No. 10”, together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, and Amendment No. 9, collectively, the “Schedule 13D”). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

The response set forth in Item 3 of the Schedule 13D is hereby amended by deleting the text of Item 3 in its entirety and replacing it with the following:

The securities reported herein were acquired with funds of approximately $34.5 million (including brokerage commissions). All such funds were provided from investment capital of one or more open- or closed-end investment companies or other managed accounts that are managed by Templeton Asset Management Limited (“TAML”), an indirect wholly-owned subsidiary of FRI.

Item 4. Purpose of Transaction

The response set forth in Item 4 of the Schedule 13D is hereby amended by deleting the text of Item 4 in its entirety and replacing it with the following:

The Investment Management Subsidiaries purchased the Ordinary Shares for their investment management clients for the purpose of investment. All such purchases were made in the open market in the ordinary course of the Investment Management Subsidiaries’ business. None of the Investment Management Subsidiaries, and none of any of the other reporting persons covered by this Schedule 13D, currently has any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, except as otherwise set forth herein. TAML is concerned with the effect on the value of its investment management clients’ investment in the Issuer of the Issuer’s failure to timely file its financial statements for the fiscal year ended December 31, 2005, the consequential delisting of the Ordinary Shares from The NASDAQ Global Select Market and the Issuer’s failure to file financial statements for the fiscal year ended December 31, 2006. The explanations publicly announced by the Issuer for its failure to file the financial statements have not allayed these concerns. Accordingly, TAML, together with the other reporting persons, filed this Schedule 13D to provide TAML flexibility to explore appropriate action that it, alone or together with other shareholders in the Issuer, could take to better evaluate and

CUSIP No. M8737E108

ultimately rectify their concerns. Such actions may include engaging in discussions with the Issuer, members of its Board of Directors, its officers, shareholders and others.

On October 18, 2006, counsel, on behalf of certain reporting persons, sent a letter to the Issuer (through counsel), the English translation of which is incorporated by reference herein as Exhibit E, demanding, among other things, that a shareholders meeting be held promptly.

On December 24, 2006, counsel, on behalf of certain reporting persons, sent a letter to the Issuer and certain counsel, the English translation of which is incorporated by reference herein as Exhibit F, demanding, among other things, that the Issuer exercise all its rights against officers of the Issuer, against members of the audit committee, against the Issuer’s internal auditor, against members of the board of directors and against any other person to recover the Issuer’s damages and losses incurred by their acts and omissions, among other things, as specified in the letter and in accordance with any other cause of action available to the Issuer pursuant to a contract or any law.

On March 28, 2007, counsel, on behalf of certain reporting persons, sent a letter to the Issuer’s counsel, the English translation of which is incorporated by reference herein as Exhibit G, responding to the Issuer’s Form 20-F filed with the SEC on March 20, 2007, and press release filed March 23, 2007. That press release stated, among other things, that the Issuer retained a financial advisor to assist it in pursuing strategic alternatives, including an equity investment, an infusion of working capital, or the purchase of the Issuer’s outstanding shares. The letter of March 28, 2007, among other things: (a) warned the Issuer, its controlling shareholders and directors not to adopt any steps not in the normal course of business, including steps that would affect the Issuer's capital and/or the structure of its capital and/or ownership of its shares and/or ownership of its controlling shareholders’ shares, without receiving the shareholders' consent before their completion; (b) demanded that in the event of a sale of the Issuer's and/or its controlling shareholders’ shares to any third party, such party give reasonable prior notice thereof and offer the reporting persons the opportunity to sell their shares on the same terms; and (c) stated that if the Issuer continued to act without informing the shareholders and considering the interests of all shareholders, the reporting persons would adopt legal measures to preserve the rights and interests of all shareholders. Counsel for the Issuer responded in a letter dated April 22, 2007, a copy of which is incorporated by reference herein as Exhibit H, rejecting all facts, claims and demands made in the letter of March 28, 2007.

On April 29, 2007, counsel for certain of the reporting persons sent a letter to the Issuer, a copy of which is incorporated by reference herein as Exhibit I, demanding that the Issuer file an action against Zvi Rosenthal, Vice President of the Issuer between 2001 and 2005, for misuse of inside information and breach of fiduciary duty to the Issuer. The demand arose out of criminal proceedings instituted by the SEC against Mr. Rosenthal and others for conspiring to commit securities fraud as a result of Mr. Rosenthal tipping his sons with confidential information concerning the Issuer, to which Mr. Rosenthal pled guilty,

CUSIP No. M8737E108

and a subsequent civil suit filed by the SEC against Mr. Rosenthal and others in federal district court arising out of the same actions. The letter also demanded that the Issuer file an action against its officers whose actions and omissions enabled Mr. Rosenthal to so misuse inside information.

On May 10, 2007, counsel for certain of the reporting persons filed in the District Court in Tel Aviv Jaffo (the “District Court”) an Opening Motion, a copy of which is incorporated by reference herein as Exhibit J, asking the court to declare that the Issuer’s affairs are being conducted in a manner that oppresses the minority shareholders, and among other things, to order the Issuer and certain of its affiliates to: (a) provide to the shareholders the information to which they are entitled under law and the Issuer’s articles of incorporation, including the Issuer’s books, the findings of the independent examiner appointed by the Issuer’s audit committee (the “independent examiner”) to examine its affairs, the Issuer’s agreements with the Blackstone Group, invitations to make offers to purchase the Issuer or its assets and any such offers received by the Issuer; (b) permit the minority shareholders to appoint a representative on the Issuer’s board of directors and require that any resolution passed by the directors also be approved by the independent directors; (c) amend the Issuer’s articles of association to require court approval before the Issuer issues securities or its controlling shareholders may sell their shares; (d) allow the minority shareholders to sell their shares under the same conditions offered to the controlling shareholders; and (e) appoint a permanent Special Administrator (in addition to a Special Temporary Administrator as described below) to ensure that the Issuer’s affairs are no longer conducted by oppressive means. On the same date, counsel also filed a motion in the District Court, a copy of which is incorporated by reference herein as Exhibit K, requesting that the court, among other things: (a) appoint a Special Temporary Administrator authorized to demand and receive from the Issuer, and to make copies of, any information relating to the Issuer’s affairs held by the Issuer or anyone on its behalf, all documents relating to the Issuer’s ongoing management and bookkeeping, and information regarding engagements the Issuer is about to carry out with third parties, and to report to the court information necessary to prevent further oppression of the minority shareholders; and (b) instruct the Issuer to order the independent examiner to put its findings and conclusions in a written report as soon as possible, and to immediately forward such report to the Special Temporary Administrator.

On May 27, 2007, counsel, on behalf of certain reporting persons, sent two letters to the Issuer’s counsel, the English translations of which are incorporated by reference herein as Exhibits L and M. One letter stated, among other things, that the proposed merger of the Issuer into a subsidiary of Sun Pharmaceutical Industries Ltd. (“Sun”) is in fact a tender offer subject to approval by the Issuer’s internal audit committee and board of directors, in each case without the directors that have a personal interest in the proposed transaction, and by 95% of the Issuer’s shareholders in a general meeting, including approval by a third of the shareholders without an interest in the transaction. That letter stated that the Issuer’s directors have not followed appropriate corporate governance procedures for approving the transaction because of their personal interest in it, and that as a result the transaction is void. That letter also stated that such reporting persons

CUSIP No. M8737E108

intend to apply to the District Court to obtain a decision that the proposed transactions between the Issuer and Sun are void. The second letter requested that the Issuer produce to such counsel, among other things, certain documents relating to the proposed transactions between the Issuer and Sun, proposals submitted to the Issuer other than Sun’s, agreements between the Issuer and the Blackstone Group, offers for proposals sent by the Issuer or the Blackstone Group on its behalf, fairness and other opinions obtained in connection with the Issuer’s proposed transactions with Sun, documents relating to the appointment and findings of the independent examiner, employment agreements and resignation letters of the Issuer’s senior vice president and chief financial officer and certain other employees and documents relating to the Issuer’s delisting from the NASDAQ stock market.

On June 12, 2007, counsel for certain of the reporting persons filed in the District Court an Opening Motion, a copy of which is incorporated by reference herein as Exhibit N, asking the court to order and declare (a) that the purported allotment of 6,787,500 shares of the Issuer to Sun at a price of $6 per share is null and void (the “Sun Share Allotment”); and (b) that the granting of an option by the Issuer to Sun for an additional allotment of 7,500,000 shares at a price of $6 per share over the course of three years is invalid and void (the “Sun Option”).

On July 11, 2007, Mark Mobius, Executive Chairman of TAML, sent a letter to the Issuer, a copy of which is incorporated by reference herein as Exhibit O, requesting, among other things, that the directors, management, controllers and advisors of the Issuer cancel the proposed merger with Sun and reveal critical information regarding the financial status of the Issuer to all of its shareholders.

On July 19, 2007, Mr. Mobius sent another letter dated July 16, 2007, to the Issuer, a copy of which is incorporated by reference herein as Exhibit P, that, among other things, urged the Issuer to immediately act in the best interests of all shareholders by: (a) revealing audited financial accounts, (b) revealing the results of the independent audit done in 2006, (c) revealing the full details of the fairness opinion done by Merrill Lynch in connection with the proposed Sun merger, (d) revealing the full findings by AlixPartners LLP, and (e) revealing the terms and conditions relating to the Issuer's creditors.

On July 30, 2007, Mr. Mobius sent a further letter dated July 23, 2007, to the Issuer, a copy of which is attached hereto as Exhibit Q, that, among other things, expresses surprise at the postponement by the Issuer of its Shareholders Meetings which were scheduled for July 23, 2007 and states that the cancellation of the meetings was invalid and it should now be assumed that the merger has been rejected by the shareholders.  That letter also referred to the details of those shareholders voting in the meetings (and the way they voted) having been already requested,  but this information not having been furnished yet and that TAML and other shareholders have been opposed to the merger, inter alia, because of the lack of full information regarding the financial status of the Issuer, the relatively low price paid for a company operating in this highly attractive

CUSIP No. M8737E108

sector, and the unequal treatment afforded minority shareholders.  That letter also expresses the hope that management of the Issuer and its controllers will now take the opportunity to release to the public all relevant documents and data with respect to the merger including the audited financial statements for 2006 and the financial results for the first two quarters of 2007 so that shareholders can properly assess what would be the fair price for the Issuer's shares.  That letter also states that it is also important for the controllers of the Issuer to reveal any separate agreements that were made with Sun and with their financial advisers regarding the share sale, if there are any, or to confirm that there are none.  That letter also requests more details about the Issuer's release from its non-solicitation obligations included in the Merger Agreement, dated May 18, 2007, among the Issuer, Sun and affiliates of Sun and urges the Issuer's management to discuss and furnish information to the minority shareholders and to explore possible alternative transactions, including inviting other financial and strategic investors to review the investment opportunity.  That letter further expressed the belief that all shareholders should be given the same opportunity to participate in any restructuring effort, expressed the feeling that selling shares to Sun at $6 per share is discriminatory to minority shareholders, and expressed willingness, subject to proper due diligence, to inject further capital at $6.  That letter in addition requested consideration be given to replacement of the management and the board of the Issuer.

The Investment Management Subsidiaries’ investment management clients may in the future acquire additional Ordinary Shares or other securities of the Issuer, in the open market, in privately-negotiated purchases or otherwise, and may also dispose of all or a portion of the Ordinary Shares in one or more transactions. The Investment Management Subsidiaries have purchased and/or disposed of a portion of such Ordinary Shares and may continue to do so. Additionally, the Investment Management Subsidiaries’ investment management clients reserve the right to exercise any and all of their respective rights as stockholders of the Issuer in a manner consistent with their equity interests and reserve the right from time to time to formulate plans or proposals regarding the Issuer or any of its securities, including without limitation to carry out any of the actions or transactions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D, to the extent deemed advisable by the Investment Management Subsidiaries.

Item 5. Interest in Securities of the Issuer

The response set forth in Item 5 of the Schedule 13D is hereby amended by deleting the text of Item 5 in its entirety and replacing it with the following:

(a-b) The 3,210,013 shares of Ordinary Shares of the Issuer (the “Securities”), representing 8.8% of the outstanding Ordinary Shares, are beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are investment management clients of the Investment Management Subsidiaries (the “Investment Management Clients”). Investment management contracts grant to the Investment Management Subsidiaries all investment and/or voting power over the

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securities owned by such Investment Management Clients, except as otherwise disclosed below. Therefore, for purposes of Rule 13d-3 under the Act, the Investment Management Subsidiaries may be deemed to be the beneficial owners of the Securities.

Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by Franklin Mutual Advisers, LLC (“FMA”), an indirect wholly-owned investment management subsidiary of FRI, are exercised independently from FRI and from all other investment management subsidiaries of FRI (FRI, its affiliates and the investment management subsidiaries other than FMA are, collectively, “FRI affiliates”). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

The Principal Shareholders each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. FRI and the Principal Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI subsidiaries provide investment management services. The number of shares that FRI and the Principal Shareholders may be deemed to beneficially own and the percentage of the class of which such shares are a part are reported in Items 11 and 13 of the cover pages for FRI and each of the Principal Shareholders. FRI, the Principal Shareholders and each of the Investment Management Subsidiaries disclaim any pecuniary interest in any of the Securities. In addition, the filing of this Schedule 13D on behalf of the Principal Shareholders, FRI and FRI affiliates, as applicable, should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Securities.

FRI, the Principal Shareholders, and each of the Investment Management Subsidiaries believe that they are not a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FRI subsidiaries provide investment management services.

The number of Ordinary Shares as to which each reporting person on this Schedule 13D and other Investment Management Subsidiaries has:

(i) Sole power to vote or to direct the vote of the Ordinary Shares:

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Franklin Resources, Inc.:	0
Charles B. Johnson:	0
Rupert H. Johnson, Jr.:	0
Templeton Asset Management Ltd.:	3,210,013
Franklin Advisers, Inc.:	0

(ii) Shared power to vote or to direct the vote of the Ordinary Shares:

0

(iii) Sole power to dispose or to direct the disposition of the Ordinary Shares:

Franklin Resources, Inc.:	0
Charles B. Johnson:	0
Rupert H. Johnson, Jr.:	0
Templeton Asset Management Ltd.:	3,210,013
Franklin Advisers, Inc.:	0

(iv) Shared power to dispose or to direct the disposition of the Ordinary Shares:

0

(c) Other than the transactions described in Exhibit B of this statement, none of the reporting persons nor, to the best of their knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Ordinary Shares during the 60-day period preceding the date this statement was filed.

(d) No person other than the clients of the Investment Management Subsidiaries is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities being reported herein.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

The response set forth in Item 7 of the Schedule 13D is amended by deleting Exhibit A in its entirety and by adding the following:

Exhibit A:	Executive Officers and Directors of Reporting Persons

Exhibit B:	Transactions in the Past 60 Days

Exhibit C:    Joint Filing Agreement, dated as of August 4, 2006, incorporated by reference to the Original Schedule 13D

Exhibit D:        Powers of Attorney, incorporated by reference to Exhibit D of Amendment No. 7

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Exhibit E:      Letter, dated October 18, 2006, sent by Counsel, on Behalf of Certain Reporting Persons to the Issuer, incorporated by reference to Amendment No. 3

Exhibit F:        Letter, dated December 24, 2006, Sent to the Issuer and Certain Counsel from Counsel on Behalf of Certain Reporting Persons, incorporated by reference to Amendment No. 4

Exhibit G:        Letter, dated March 28, 2007, Sent to the Issuer and Certain Counsel from Counsel on Behalf of Certain Reporting Persons, incorporated by reference to Amendment No. 6

Exhibit H:        Letter, dated April 22, 2007, Sent to Counsel of Certain Reporting Persons on Behalf of the Issuer, incorporated by reference to Amendment No. 7

Exhibit I:          Letter dated April 29, 2007, Sent to the Issuer and Certain Counsel from Counsel on Behalf of Certain Reporting Persons, incorporated by reference to Amendment No. 7

Exhibit J:           Opening Motion Filed in the District Court in Tel Aviv Jaffo on Behalf of Certain Reporting Persons on May 10, 2007 (without appendices) , incorporated by reference to Amendment No. 7

Exhibit K:          Urgent Motion for the Appointing of a Special Temporary Administrator Filed in the District Court in Tel Aviv Jaffo on Behalf of Certain Reporting Persons on May 10, 2007 (without appendices), incorporated by reference to Amendment No. 7

Exhibit L:          Letter dated May 27, 2007, Re: Opening Motion 585/07 Franklin Advisers, Inc. v. Taro Pharmaceutical Industries Ltd., Sent to the Issuer and Certain Counsel from Counsel on Behalf of Certain Reporting Persons, incorporated by reference to Amendment No. 8

Exhibit M:         Letter dated May 27, 2007, Re: Voidance of the Transactions between Taro Pharmaceutical Industries Ltd. and Sun Pharmaceutical Industries Ltd., Sent to the Issuer and Certain Counsel from Counsel on Behalf of Certain Reporting Persons, incorporated by reference to Amendment No. 8

Exhibit N:          Opening Motion Filed in the District Court in Tel Aviv Jaffo on Behalf of Certain Reporting Persons on June 12, 2007 (without attachments), incorporated by reference to Amendment No. 9

Exhibit O:          Letter dated July 11, 2007, Sent to the Issuer from Mark Mobius, Executive Chairman of TAML, incorporated by reference to Amendment No. 9

Exhibit P:          Letter dated July 16, 2007, Sent to the Issuer from Mark Mobius, Executive Chairman of TAML, incorporated by reference to Amendment No. 10

Exhibit Q:	Letter dated July 23, 2007, Sent to the Issuer from Mark Mobius,

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Executive Chairman of TAML

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2007

FRANKLIN RESOURCES, INC.

CHARLES B. JOHNSON

RUPERT H. JOHNSON, JR.

By:    /s/ Maria Gray

Maria Gray

Secretary (Acting) of Franklin Resources, Inc.

Attorney-in-Fact for Charles B. Johnson pursuant to a Power of Attorney filed as Exhibit D to Amendment No. 7

Attorney-in-Fact for Rupert H. Johnson, Jr. pursuant to a Power of Attorney filed as Exhibit D to Amendment No. 7

TEMPLETON ASSET MANAGEMENT LTD.

By: /s/ Gregory E. McGowan

Gregory E. McGowan

Director of Templeton Asset Management Ltd.

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EXHIBIT A

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Charles B. Johnson	Chairman of the Board, Member - Office of the Chairman and a Director and a Principal Shareholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Rupert H. Johnson, Jr.	Vice Chairman, Member – Office of the Chairman and a Director and a Principal Shareholder, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Anne M. Tatlock	Director, FRI	180 Riverside Drive, Apt. 5F New York, NY 10024
Samuel H. Armacost	Director, FRI; Chairman of the Board, SRI International (an independent nonprofit technology research and development organization)	SRI International 333 Ravenswood Ave Menlo Park, CA 94025
Charles Crocker	Director, FRI; Chairman and CEO, Crocker Capital (a private venture capital firm)	Crocker Capital One Post Street, Suite 2515 San Francisco, CA 94104
Joseph R. Hardiman	Director, FRI; Retired	NEA 1119 St. Paul Street Baltimore, MD 21202
Robert D. Joffe	Director, FRI; Partner, Cravath, Swaine & Moore LLP (a law firm)	Cravath, Swaine & Moore LLP 825 Eighth Ave. New York, NY 10019
Thomas H. Kean	Director, FRI; Chairman, The Robert Wood Johnson Foundation (a health and healthcare philanthropic foundation)	THK Consulting, LLC 49 Route 202, PO Box 810 Far Hills, NY 07931
Chutta Ratnathicam	Director, FRI; Retired	704 Murphy Drive San Mateo, CA 94402

CUSIP No. M8737E108

Peter M. Sacerdote	Director, FRI; Chairman, Whale Rock Capital Management, LLC (a capital management firm)	Whale Rock Capital Management, LLC 767 Third Avenue, 6th floor New York, NY 10017
Laura Stein	Director, FRI; Senior Vice President – General Counsel & Secretary, The Clorox Company (a leading manufacturer and marketer of consumer products)	The Clorox Company 1221 Broadway Oakland, CA 94612-1888
Louis E. Woodworth	Director, FRI; President, Alpine Corporation (a private investment firm)	Alpine Corporation 1505 7th Avenue West Seattle, WA 98119
Gregory E. Johnson	Chief Executive Officer, President and a Director, FRI; Director, TAML	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Vijay C. Advani (Citizen of India)	Executive Vice President – Global Advisor Services, FRI; Director, TAML	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Executive Vice President and General Counsel, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Murray L. Simpson	Executive Vice President, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
William Y. Yun	Executive Vice President – Institutional, FRI	Fiduciary Trust Company International 600 5th Avenue, 5th Floor New York, NY 10020-2302
Jennifer J. Bolt	Executive Vice President – Operations and Technology, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
John M. Lusk	Executive Vice President – Portfolio Operations, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Norman R. Frisbie, Jr.	Senior Vice President and Chief Administrative Officer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Leslie M. Kratter	Senior Vice President and Assistant Secretary, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906

CUSIP No. M8737E108

Kenneth A. Lewis	Senior Vice President, Chief Financial Officer and Treasurer, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Penelope S. Alexander	Vice President, Human Resources – U.S., FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Holly E. Gibson	Vice President, Corporate Communications, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Donna S. Ikeda	Vice President, Human Resources – International, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Dennis Chong Boon Lim (Citizen of Singapore)	Co-CEO and Director, TAML	Templeton Asset Management Ltd. 7 Temasek Boulevard #38-03 Suntec Tower One Singapore 038987
Mark Banks Browning (British Citizen)	Co-CEO and Director, TAML	Templeton Asset Management Ltd. 7 Temasek Boulevard #38-03 Suntec Tower One Singapore 038987
Gregory E. McGowan	Director, TAML	Franklin Templeton Companies LLC 500 E. Broward Blvd. Ft. Lauderdale, FL 33394
Mark J. Mobius (Citizen of Germany)	Managing Director, TAML	Templeton Asset Management Ltd. 17th Floor, Chater House 8 Connaught Road Central, Hong Kong
Wai Kwok Tom Wu (British National (Overseas)), -Hong Kong)	Director, TAML	Templeton Asset Management Ltd. 17th Floor, Chater House 8 Connaught Road Central, Hong Kong

CUSIP No. M8737E108

FRI: Franklin Resources, Inc.

One Franklin Parkway
San Mateo, CA 94403-1906

A diversified financial services holding company whose primary business is providing, through operating subsidiaries, management, administrative and distribution services to the open- and closed-end investment companies comprising the Franklin Templeton Group of Funds, managed accounts and other investment products. FRI is the indirect parent of TAML (see further description below) and the direct parent of Franklin Advisers, Inc.

TAML:	Templeton Asset Management Ltd.
7 Temasek Boulevard
Suntec Tower One, #38-3
Singapore 038987

An investment adviser registered with the SEC and investment manager or sub-adviser to a number of U.S. registered open-end and closed-end investment companies in the Franklin Templeton Group of Funds, non-U.S. investment funds and private client accounts. TAML is a wholly-owned subsidiary of Templeton International, Inc., which is a wholly-owned subsidiary of Templeton Worldwide, Inc., which in turn is a wholly-owned subsidiary of FRI.

CUSIP No. M8737E108

EXHIBIT B

TRANSACTIONS IN THE PAST 60 DAYS

Each of the transactions described below was a purchase by TAML on behalf of its investment management clients of Ordinary Shares of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
7/9/2007	800	6.5000
7/9/2007	800	6.5000
7/9/2007	800	6.5000
7/9/2007	800	6.5000
7/9/2007	800	6.5000
7/16/2007	800	7.1591
7/16/2007	5600	7.1591
7/16/2007	6300	7.1591
7/16/2007	17,500	7.1591
7/16/2007	10,500	7.1591
7/16/2007	6,300	7.1591
7/17/2007	1,400	7.2000
7/17/2007	1,400	7.2000
7/17/2007	4,900	7.2000
7/17/2007	2,800	7.2000
7/17/2007	1,400	7.2000
7/18/2007	3,500	7.1981
7/18/2007	3,500	7.1981
7/18/2007	10,500	7.1981
7/18/2007	6,300	7.1981
7/18/2007	3,200	7.1981
7/19/2007	700	7.2000
7/19/2007	500	7.2000
7/19/2007	2,100	7.2000
7/19/2007	700	7.2000
7/20/2007	5,600	7.1500
7/20/2007	2,744	7.1657
7/20/2007	46,600	7.1500
7/20/2007	2,800	7.1657
7/20/2007	49,000	7.1500
7/20/2007	7,700	7.1657
7/20/2007	149,800	7.1500
7/20/2007	2,800	7.1657
7/20/2007	49,000	7.1500

CUSIP No. M8737E108

7/26/2007	700	7.2000
7/26/2007	800	7.2000
7/26/2007	2,800	7.2000

Each of the transactions described below was a sale by Franklin Advisers, Inc. on behalf of its investment management clients of Ordinary Shares of the Issuer in the open market.

Date of Transaction	Number of Shares	Price per Share (in U.S. Dollars)
6/11/2007	10,070	7.4800

EXHIBIT Q

TEMPLETON ASSET MANAGEMENT LTD.

7 Temasek Boulevard

#38-03 Suntec Tower One

Singapore 038987

July 23, 2007

Dr. Barrie Levitt

Chairman of the Board of Directors

Taro Pharmaceutical Industries Ltd.

14 Hakitor Street

Haifa Bay

Dear Dr. Levitt:

There are some urgent matters that now arise as a result of your recent actions:

Shareholders Meeting:

Templeton Asset Management was surprised to learn that you have decided to postpone the Shareholders Meetings for Taro Pharmaceuticals Industries which were scheduled for July 23, 2007. It seems that the shareholders meetings were cancelled as the results of the meeting would probably have been the rejection of the merger.

Merger Rejection:

As we already informed you the cancellation of the meetings is invalid and it should now be assumed that the merger has been rejected by the shareholders. We have already asked that you provide us with the details of those shareholders voting in the meetings (and the way they voted), but this information was not furnished to us yet.

CUSIP No. M8737E108

Templeton and other shareholders have been opposed to the merger, inter alia, because of the lack of full information regarding the financial status of the company, the relatively low price paid for a company operating in this highly attractive sector, and the unequal treatment afforded minority shareholders.

Confusion Caused by Taro Controllers

We found it ironic that in Taro’s announcement of the postponement, you stated that the decision was due primarily to the “confusion” that Templeton has caused. We cannot think of a better example of confusion, than that caused by Taro’s continuing failure to release the legally required audited financial statements, without which it strains investor credulity and sensibility to be asked to vote on a transaction. If there is any confusion it is due to the decision to cancel the meetings on the morning on which they were supposed to be held, and to release a formal announcement of their cancellation afterwards on that day.

Financial Statement Release:

We hope that Taro management and its controllers will now take the opportunity to release to the public all relevant documents and data with respect to the merger including the audited financial statements for 2006 and the financial results for the first two quarters of 2007 so that shareholders can properly assess what would be the fair price for Taro shares.

Separate Agreements with Sun Pharmaceuticals:

It is also important for the controllers of Taro to reveal any separate agreements that were made with Sun Pharmaceuticals and with their financial advisers regarding the share sale, if there are any, or to confirm that there are none.

We would like to know more details about Taro's release from its non-solicitation obligations included in the Merger Agreement, dated May 18, 2007, between the Company, Sun and affiliates of Sun.

Alternative Possibilities to Help Taro:

We urge Taro's Management to discuss and furnish information to the minority shareholders and to explore possible alternative transactions, including inviting other financial and strategic investors to review this investment opportunity.

Existing shareholders have the right to, and are determined to, participate in the revival of Taro by participating in any restructuring effort. We believe all shareholders should be given the same opportunity. We feel that selling shares to Sun at $6 per share is discriminatory to minority shareholders. We are willing, subject to proper due diligence, to inject further capital at $6 which is the same price that you are giving to Sun Pharmaceuticals.

Management and Board Replacement:

Consideration should also be given to the replacement of the management and the board

CUSIP No. M8737E108

of Taro since the current management has failed to meet certain basic standards of corporate governance. We need to see more management changes rather than only the dismissal of the CFO which took place in 2006. The replacement of the management and the board who have failed to represent shareholders interests fairly would provide the necessary ground for a new beginning.

We request that you kindly send a copy of this letter to your fellow directors.

Very truly yours,

/s/ MARK MOBIUS

Mark Mobius

Executive Chairman

Templeton Asset Management Limited